Exhibit 4.11

Lord Burns GCB Chairman

Abbey National plc Abbey National House 2 Triton Square Regent's Place London NW1 3AN
Mr. Geoffrey Cooper Mark End Mark Way Godalming Surrey GU7 2BE
telephone 020 7756 5550
fax 020 7756 5644
terry.burns@abbey.com
www.abbey.com

STRICTLY PERSONAL AND CONFIDENTIAL

30 January 2004

Dear Geoff

Re: Your Appointment as Non-Executive Director of Abbey National plc (“Abbey”)

Upon the recommendation of the Nomination Committee, I write to confirm your appointment as a Non-Executive Director of Abbey and set out below the terms that will apply to your appointment. It is agreed that these terms constitute a contract for services and not a contract of employment.

1.	Your Appointment

Your appointment will be for an initial term of three years commencing on 1 January 2004 subject to your being duly elected by the shareholders at Abbey's AGM and unless otherwise terminated in accordance with paragraph 10. It is anticipated that you would be expected to serve two three-year terms, although the Board may invite you to serve for an additional period.

2.	Your Role

In performing your role as a Non-Executive Director you are expected to:

	1.	constructively challenge and contribute to the development of strategy;

	2.	scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

	3.	ensure that financial controls and systems of risk management are robust and defensible; and

Abbey National plc. Registered Office: Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN. Registered Number: 2294747. Registered in England, www.abbey.com Telephone: 0870 607 6000. To help us improve our service we may record or monitor phone calls. Abbey National plc, which is authorised and regulated by the Financial Services Authority, only advises on its own life assurance, pension and collective investment scheme products. Abbey is a trademark of Abbey National plc.

CPLH 0491 SEP 03 F

	4.	determine appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

3.	Your Duties

For the purposes of this appointment, you agree:

	1.	to comply with all relevant statutory and regulatory requirements and (other than in relation to FSA consents which we will facilitate) to have obtained all necessary permissions and/or clearances in order to take up this appointment and perform this role. In addition, we would ask you to confirm that you are not aware of any conflict of interest that may currently exist for you in taking up this appointment and performing this role and that you will advise us immediately should any such conflict or potential conflict of interest arise in the future; and

	2.	that this appointment will confer on you accountabilities as a Controlled Function under FSA rules. It is therefore a condition of your appointment that you are registered as an approved person with the FSA. If this has not already been dealt with, Abbey's Compliance Department will be in contact with you shortly regarding your individual registration, accountabilities and the processes surrounding registration; and

	3.	whilst on Abbey's premises, you will comply with all reasonable rules and instructions made known to you by us from time to time.

For the purpose of this appointment, I will be your primary point of contact.

4.	Time Commitment

It is anticipated that you will need to commit a minimum of 13 days per annum, to attend monthly Board meetings, the AGM and any other meetings that you may be requested to attend from time to time. In addition, it is a requirement that you devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. My prior agreement should be sought before accepting any additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director of Abbey.

5.	Committees

In the event that you are invited to serve on one or more of the Board committees this will be covered in a separate communication setting out the committee(s)'s terms of reference, any specific responsibilities and any additional fees that may be involved.

6.	Fees

In consideration of your appointment, you will be paid a fee of £40,000 per annum, payable quarterly in arrears direct to your nominated bank account. Please provide details of the sort code and your account number for this purpose. In addition, please advise us of your PAYE Coding and National Insurance number (and send any exemption certificate) so our payroll department can deal with the necessary arrangements. In the event you hold office for part of a year the fees shall be pro-rated accordingly.

You are responsible for all taxes, National Insurance or other similar liabilities arising from any fees or other payments made to you by Abbey. Unless you can demonstrate to us that Abbey is not required to do so, Abbey will deduct such sums as Abbey is required to do so under Schedule E and in respect of National Insurance contributions.

Abbey operates a “Payment in Shares Scheme” for Non-Executive Directors. You are asked to nominate a gross amount of at least £2,500 per quarter (or £10,000 per annum) to be taken from your fee and used for the purchase of shares in Abbey. Full details of the Payment in Shares Scheme are enclosed.

You will not be entitled to participate in any of Abbey's share, bonus or pension schemes or other employee benefit arrangements and you will not be entitled to any compensation for loss of office.

7.	Expenses

You will be reimbursed (in accordance with Abbey's normal procedures) for any reasonable incidental expenses you incur in attending Board Meetings or other functions arranged by Abbey although any expenses exceeding £1,000 must be first approved by the Company Secretary in writing.

8.	Induction

Immediately after appointment, Abbey will provide a comprehensive formal and tailored induction. The details of the induction will be forwarded to you in due course. We will also arrange for site visits and meetings with senior and middle management and Abbey's auditors. We will also arrange for you to meet major investors in the first twelve months of your appointment.

9.	Review Process

The performance of individual Directors, the whole Board and its committees are evaluated annually. If, in the interim, there are any matters that cause you concern about your role you should discuss them with me as soon as is appropriate.

10.	Termination

Your appointment and any subsequent renewal may be terminated by either of us by giving at least three month's notice in writing to the other unless we otherwise agree a shorter notice period which must also be in writing. Your appointment may also terminate upon:

	1.	your vacating office under Abbey's Articles of Association; or

	2.	your being removed from office as a Director under Abbey's Articles of Association; or

	3.	your not being re-elected as a Director when you submit yourself for re-election; or

	4.	the FSA declaring that you are not a “fit and proper person” for the purposes of the Financial Services and Markets Act 2000; or

	5.	in Abbey's reasonable opinion, you are restricted from discharging your appointment by reason of a serious conflict of interest arising.

11.	Independence and Independent Advice

As an independent Director, we will expect you to bring an objectivity and independence of view to our discussions, and to help the Board to provide effective leadership, as well as ensuring the continuing effectiveness of the management team and high standards of financial probity and corporate governance

In furtherance of your duties and in accordance with best practice on corporate governance you may, in appropriate circumstances, obtain independent professional advice. The procedure for obtaining independent professional advice is as follows:

	1.	If there is an exceptional occasion when you believe that you need to take independent advice in order to meet your fiduciary or statutory responsibilities as a Director of Abbey, you should first raise your concerns with me.

	2.	On the basis that a reasonable case is made, the Company Secretary will arrange for an independent professional adviser to advise you.

	3.	All reasonable professional fees and expenses incurred will be borne by Abbey.

	4.	Any advice obtained under this procedure shall be made available to other members of the Board, if required.

For the purposes of these procedures “independent professional advice” includes legal advice and the advice of accountants and other professional financial advisers on matters of law, accounting and other regulatory matters, but excludes advice concerning the personal interests of the director concerned (such as your terms of appointment).

12.	Confidentiality and Intellectual Property

All information acquired during, and arising from, your appointment is confidential to Abbey. You should not make use of any such confidential information nor should this be disclosed to third parties without our prior written consent either during your appointment or following termination (by whatever means).

You are also reminded of the obligations, which apply to you personally under both legislation and regulation on the disclosure and use of price sensitive information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior written consent from either me or the Company Secretary.

It is also our usual practice not to allow the use of any intellectual property rights belonging to the Abbey National Group (including our trademarks and tradenames) or refer to us or this arrangement, directly or indirectly, without our prior written consent save for the purposes of performing your role.

13.	Directors' & Officers' Liability Insurance

Abbey has Directors' and Officers' liability insurance and it is intended to maintain such cover for the full term of your appointment.

14.	Shareholdings

In order to avoid any unintentional conflict of interest, I would be grateful if you would advise me, as soon as possible, of any shareholdings you, your spouse or infant children have (including any shareholding in the Ordinary shares of Abbey National plc). In the event that you become aware of any potential conflicts of interest, these should be disclosed to either me or the Company Secretary as soon as apparent. If you have any questions regarding this disclosure please do not hesitate to contact the Company Secretary.

15.	Share Dealing

You will be obliged at all times to comply with both the technical requirements and with the spirit of the Model Code contained in the Listing Rules issued by the UK Listing Authority. If you intend to deal in Abbey's shares or other securities, please consult beforehand with the Company Secretary. In any event, details must be given to Abbey within 5 days of the transaction, as these must be entered in its statutory registers and reported to the Stock Exchange.

16.	Loans from Abbey

You must notify Abbey if you or any person connected to you has any kind of loan from Abbey.

The Sarbanes Oxley Act 2002 (enacted in the United States of America) applies to Abbey, which is registered (as an “issuer”) with the United States Securities and Exchange Commission. In broad terms, and subject to the existing Companies Act restrictions in the United Kingdom, Abbey is permitted to make loans to its Directors, provided that these are on the same terms as ordinary customers. However, Abbey National Partnership products (with a loan element) are prohibited, as these are either on favourable terms or are not generally available to the public. The attached guidance note explains the position in more detail.

17.	Governing Law and Jurisdiction

The terms set out in this letter of appointment are subject to English law and we both agree that any dispute arising under them will be subject to the exclusive jurisdiction of the English courts.

The Company Secretary will be in contact with you shortly regarding certain administrative matters (such as registration of your appointment) and also to provide you information relating to Abbey's governance arrangements and structure.

I would like to take this opportunity to thank you for agreeing to accept this appointment and look forward to the benefit to be gained by us from your experience and knowledge. I am sure that you will make a significant contribution to the future success of Abbey.

If the terms of this letter are satisfactory to you, I would be grateful if you would kindly sign and return to me the duplicate copy of this letter by way of acceptance.

Yours sincerely,

I confirm my acceptance to the above terms

7/2/2004
pp Terry Burns
Chairman		Signature	Date

Enclosures:
1.	Payment in Shares Scheme
2.	Guidance Note – Sarbanes Oxley Act 2002 (Already sent)

12 January 2004

PRIVATE & CONFIDENTIAL

Mr Geoffrey Cooper
Mark End
Mark Way
Godalming
Surrey
GU7 2BE

Dear Geoff

I am writing to you with details about your Board appointment, which will take effect from Thursday 1st January 2004. Accompanying this letter are a number of items for your information and / or action as indicated.
APPENDIX
1.	ANNUAL GENERAL MEETING

Your appointment will be subject to election by our members at the Annual General Meeting in April 2004. Thereafter, you will be subject to re-election as determined by the Articles of Association.

2.	REGULATORY FORMALITIES

i. Form 288a

	This is the standard Form of Directors’ consent, which will be passed on to Companies House. Please check and sign where indicated and return it to me by return. Please do not date it. I have enclosed a stamped addressed envelope for this purpose.	I

ii. Consumer Credit Act Licence

	This is the standard Form for the OFT. Please check and sign where indicated and return it to me by return. Please do not date it. I have enclosed a stamped addressed envelope for this purpose.	II

3.	LOANS FROM ABBEY NATIONAL AND SHARE INTERESTS

Please could you confirm details of your Abbey National plc share holdings and the details of any loans (including credit cards etc) with Abbey National plc or its subsidiary companies. Kindly confirm these details (or nil return) by return.

Although Sarbanes Oxley Act 2002 is US legislation, it will apply to Abbey as we are registered (as an “issuer”) with the Securities and Exchange Commission in the US.

In broad terms, and subject to the existing UK Companies Act restrictions, Abbey is permitted to make loans to its directors and executive officers, provided that these are on the same terms as customers. However, Abbey partnership products (with a loan element) are prohibited, as these are either on favourable terms or are not generally available to the public.

	The attached note, prepared by a member of the Legal team, explains the position in more detail, and the relevant partnership products are set out in the schedule for information.	III

	You will be defined as a “Relevant Employee” for sharedealing purposes and I am enclosing a copy of the Share Dealing Code. There are strict regulations governing dealings by Directors in securities and it is therefore important that you consult with me before you, or any connected person, proposes to deal after your appointment.	IV

Please note that for Stock Exchange reporting purposes, you are deemed to be “interested” in the holdings of a “connected person”. The definition of “connected person” is given in the Share Dealing Code.

4.	OTHER INTERESTS

Please notify me of any other interests which should be recorded by the Company.

5.	HIGH LEVEL COPRPORATE GOVERNANCE FRAMEWORK

	There is an agreed framework of high-level Board controls and other authorities, full details of which are available from Secretariat. A copy of the key elements of the Corporate Governance Framework is attached for your information.	V

6.	MEMORANDUM AND ARTICLES OF ASSOCIATION

	I am attaching a copy of the Company’s Memorandum and Articles of Association. These include details of the powers of Directors. I am always available to deal with any queries you may have on any aspect of the Company’s governance arrangements.	VI

7.	DUTIES AND RESPONSIBILITIES OF DIRECTORS

We are in the process of updating our booklet on this topic and will forward a copy to you as soon as it becomes available. In the meantime, if you need any advice on the Duties and Responsibilities of a Director please let me know.

8.	BOARD DATES

	I attach a schedule of Board dates for 2004. You should make yourself available to attend your first Board meeting as Director on Tuesday 27th January 2004.	VII

9.	DIRECTORS AND OFFICERS INSURANCE POLICY

	I enclose a copy of the Directors and Officers Insurance Policy and a summary of its main terms.	VIII

Yours sincerely,

Karen M Fortunato
Company Secretary and Head of Legal.

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